January 19, 2011

By Edgar and Overnight Courier

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:      David Edgar

Re:	BSQUARE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 27687

Ladies and Gentlemen:

We respectfully submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by us by letter dated December 23, 2010. In this letter, we have recited the comments of the Staff set forth in the December 23, 2010 letter in italicized, bold type, and followed each comment with our response.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 1. Business

Software and Service Solutions for Smart Device Makers, page 5

1.	You disclose that Ford has engaged you to assist in the development of their “next-generation SYNC technology,” that Ford accounted for 23% of total revenue in 2009 and that you estimate that you will earn revenue from Ford going forward. Given the significance of Ford to your operations, please provide significantly expanded disclosure regarding your relationship with Ford and the business you conduct on the Ford project. For example, please explain what it means to be assisting Ford in the development of their next-generation SYNC technology. Please include this disclosure in future filings.

We have provided, and continue to provide, Ford with engineering services related to development of their next generation Sync in-dash infotainment platform (a/k/a MyFord Touch). We did the hardware design for the in-dash Sync unit, the platform level software (e.g. device drivers), application software (e.g. graphical user interface), software integration (e.g. combining software provided by other Ford vendors such as the voice recognition vendor into the overall software product) and quality assurance of

United States Securities & Exchange Commission

January 19, 2011

all of the above. We have not historically included specific disclosure of the services we provide to Ford because the services are similar to those provided to other customers. In response to the Staff’s comment, we will expand our disclosure in future filings to more fully describe our relationship with Ford and the nature of the services we are providing to Ford.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Holders, page 30

2.	We note the disclosure on the cover page of the Form 10-K indicating that as of February 28, 2010, there were 10,168,339 shares of common stock outstanding. Please revise the disclosure here to provide the disclosure required by Item 201(b)(1) of Regulation S-K regarding the number of holders of record.

In response to the Staff’s comment, we note that we inadvertently disclosed the number of shares outstanding in Part II, Item 5 of our filing, rather than the number of shareholders of record. We respectfully propose to correct this disclosure in our 2010 Form 10-K filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Judgments

Revenue Recognition, page 32

3.	We note your disclosure that “significant judgment is required when estimating total hours and progress to completion” for arrangements accounted for under the percentage of completion method. However, your disclosures do not provide additional insight into estimation process, rather they appear to duplicate your accounting policy in the notes to the financial statements. In light of the disclosed cost overruns associated with the Ford contract, please tell us how you considered providing an analysis of the uncertainties involved in applying the percentage of completion method or the variability that is reasonably likely to result from its application over time. In this regard, factors such as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past and whether estimates are reasonably likely to change in the future would appear relevant. Refer to Section V. of SEC Release 33-8350.

United States Securities & Exchange Commission

January 19, 2011

We enter into numerous engineering service contracts, both time and materials (“T&M”) and fixed bid. Between 2007 and 2009, we generated revenue from 83 fixed bid contracts, including Ford, Hyundai, Sharp and others. We have been providing the same types of engineering services provided for in these contracts, including those similar to Ford, since our inception in 1994.

We estimate hours-to-go and percentage-of-completion (“POC”) on all fixed bid contracts. The process involves detailed estimates of remaining hours by the engineers and project managers factoring in such variables as the remaining tasks, the complexity of the tasks, the contracted quality of the software to be provided, the customer’s estimated delivery date, integration of third-party software and quality thereof and other factors. Every fixed bid contract requires various approvals within the organization including the Company’s CEO. This approval process takes into consideration a number of factors including the complexity of engineering. We do not enter into fixed bid contracts where we do not have a history of performing the engineering tasks successfully.

Historically, our fixed bid contracts have been smaller in scope than our contract with Ford and our POC estimates have been materially accurate. For all fixed bid contracts greater than $100,000 in value (excluding Ford) that contributed to revenue during fiscal years 2007-2009, 73% were accurate to within 11% of the actual hours to complete (some were over, some under), and 27% were accurate within 11%-17% of the actual hours to complete (again, some over, some under). During our analysis of POC estimates, we have not identified any systemic, recurring issues that would need to be factored into our POC estimates.

As to the Ford project, it is important to note that: a) the nature of the engineering services we provided, and still provide, is similar to those provided to many other customers and, therefore, we have familiarity with and experience in estimating hours for these types of activities; b) we had been working on the project for roughly one year prior to it converting to fixed bid in Q2 2009 which further enhanced our familiarity with the project and customer, thereby contributing to the accuracy of our POC estimates; and c) the variables we considered in estimating POC on the Ford contract were no different than those considered in other POC estimates. The fixed-bid portion of the Ford project spanned six quarters from Q2 2009 to Q3 2010 and totaled 209,000 hours of engineering time. Of our six quarter-end POC estimates on Ford, three were accurate to within 2%, one was within 10% and two fell outside that range (using perfect hindsight data). The two that fell outside did so because of changes in facts and circumstances that could not have been known at the time of preparing the

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January 19, 2011

POC estimate on the Ford project (and, in fact, were within 10% of actual hours for the previously agreed-upon deliverables and delivery date). It should be noted that: a) we did ultimately negotiate additional consideration from Ford which benefited Q2 2010; b) we completed the fixed bid project for Ford in Q3 2010; and c) we still provide engineering services to Ford albeit on a smaller scale and on a T&M basis.

In response to the Staff’s comment as to how we considered providing an analysis of the uncertainties involved in applying the percentage of completion method or the variability that is reasonably likely to result from its application over time, we attempted to address potential variability in the underlying POC estimate driving Ford-related revenue recognition, because of its materiality, by providing the following disclosure in Managements’ Discussion and Analysis in our 2009 Annual Report on Form 10-K (page 36):

“In calculating our Ford project revenue using percentage-of-completion accounting for the fourth quarter of 2009, we utilized an analysis of estimated hours to complete the Ford project prepared in mid-March 2010, which we believe is a reasonable estimate based on current facts. However, there are a number of factors that have contributed to significant increases in our hours estimate in the past, and there can be no guarantee these factors, or others, will not result in significant increases to our estimated hours to complete the Ford project in the future. These factors include, but are not limited to, the overall size of the Ford project, the complexity of the technology involved and our dependency on third-parties. If further negative revisions of our estimates are required, this will have an impact on the amount of revenue we recognize on the Ford project in a particular quarter, thereby deferring that revenue into future quarters, unless we are able to secure additional funds from Ford. In addition, if the hours estimate is significantly understated, it could result in the need for the accrual of a loss representing the difference between expected revenue and estimated cost for the remainder of the project. While we are in active discussions with Ford to obtain additional funds that are attributable to project overruns that we believe Ford is obligated to pay for, there can be no guarantee that we will be successful in our pursuit of these additional funds. To the extent we are successful; these funds would benefit revenue in future quarters.

Given current economic conditions, it is difficult to estimate service revenue for 2010. However, we currently estimate that service revenue from the Ford project will increase to $2.3 million in the first quarter of 2010, as compared to $1.2 million in the fourth quarter of 2009. If we are unable to generate additional service revenue through new projects with Ford, or other customers, our service revenue will decline in 2010, negatively affecting our service revenue.”

In light of the Staff’s comments, we will include an analysis of the uncertainties involved in applying POC and the variability that is reasonably likely to result from its application over time in future filings to the extent material. Also, we will expand our disclosures in future filings to provide additional information on the estimation process.

United States Securities & Exchange Commission

January 19, 2011

Consolidated Financial Statements

Consolidated Statement of Operations, page 43

4.	We note that your tabular presentation of stock-based compensation in footnote (1) of your Consolidated Statements of Operations which includes a total of stock-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the stock-based compensation expense on the face of the income statement that includes a total of the stock-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2 at http://www.sec.gov/divisions/corpfin/ cfacctdisclosureissues.pdf. This comment also applies to your Forms 10-Q.

In response to the Staff’s comment, and in light of the guidance provided for in paragraph F of SAB 107 and Section I.B.2 of the Division of Corporate Finance’s “Current Accounting and Disclosure Issues” we will no longer provide the reconciliation and total of the stock-based compensation on the face of the statement of operations in future filings.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Accounting Policies

General

5.	We note from disclosure on page 15 that you earned $709 thousand in rebates from Microsoft in 2009. Please tell us how you are accounting for rebates earned from vendors including your consideration for the guidance in ASC 605-50-25-10 through 12. Additionally, please tell us how you considered the guidance in ASC 235-10-50-1 in determining whether to disclose your accounting policy related to these rebates.

United States Securities & Exchange Commission

January 19, 2011

We receive a rebate from Microsoft Corporation relative to our sale of Microsoft general embedded operating systems (e.g. Windows CE, XP Embedded) in North America. We have not participated in any other rebate programs with Microsoft or other vendors since at least 2004. Background information regarding the Microsoft rebate program (all applicable since the inception of the Microsoft rebate program) is as follows:

a)	Rebate compensation is based on the achievement of pre-defined objectives (e.g. unit shipment goals.) All of the objectives are “hard” objectives in that there is no subjectivity involved;

b)	The achievement of those objectives is measured based on the calendar quarter’s results and activities, and there is no “overlap” from a rebate attainment standpoint between reporting periods; and

c)	We accrue the amount of rebate in the quarter it is earned as a reduction in cost of sales based on our achievement of the objectives and receive payment from Microsoft in the second month following quarter-end.

We have determined that our quarterly rebate accrual is probable and estimable as provided for in the guidance of ASC 605-50-25, particularly given these are substantive rebate attainment objectives and there is no overlap in rebate attainment between reporting periods. Relative to the consideration of ASC 235-10-50-1, we believe that a separate accounting policy disclosure relative to the Microsoft rebate is unnecessary because the accounting for the rebate is based on objective rebate goals and does not require any judgment or estimation by management. We will continue to consider the provisions of ASC 605-50-25-10 through 12 and ASC 235-10-50-1 in the event the Microsoft rebate program changes or we participate in other vendor rebate programs.

Revenue Recognition, page 49

6.	We note your disclosure that vendor-specific objective evidence (“VSOE”) of post-contract support services (“PCS”) is “established by the price charged when the same element is sold separately.” Please describe, in detail, your methodology for establishing VSOE of PCS. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

United States Securities & Exchange Commission

January 19, 2011

We sell post-contract maintenance and support services (“PCS”) for our TestQuest (“TQ”) product lines (testing automation tools). Through 2009, we have sold TQ products as perpetual licenses and related PCS is priced as a percentage of the original license sale amount. We also sell PCS for several other legacy products. A breakdown of PCS revenue for fiscal 2007-2009 by product line is as follows:

	2007	2008	2009
TQ	—	6,168	472,421
Other	97,946	60,332	82,123

Total PCS revenue	97,946	66,500	554,544

We acquired the TQ assets in November 2008. TestQuest had been selling its products since 2001 and had a lengthy history of selling PCS.

Our methodology for establishing VSOE of fair value for TQ PCS, as provided for under ASC §985-605-25-6, Software, Revenue Recognition, Multiple-Element Arrangements, is based on standalone sales of PCS as a percentage of the original product sale using the “bell shaped curve” approach, with consideration given to factors such as purchase volume and customer region. Our analysis of VSOE documents, on a transaction by transaction basis, the range of pricing for PCS renewals.

We conclude that VSOE of fair value for our PCS is established if a substantial majority (greater than 80%) of our stand-alone renewal transactions are priced within a reasonably narrow range (plus or minus 15% from the midpoint of the range). In fiscal 2009, there were 69 total PCS contracts sold of which 34 were renewals. 94% of the stand-alone PCS renewals fell within +/- 15% of the midpoint of the price range.

Note 2. Cash, Cash Equivalents, Long-term Investments in Restricted Cash, page 51

7.	We note from disclosure here and on page 22 that you relied upon a third-party valuation specialist to determine the fair value of your auction rate securities. Please describe for us the nature and extent of the third party valuation specialist’s involvement in the determination of the fair value of these securities and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/sasinterp.htm for guidance.

United States Securities & Exchange Commission

January 19, 2011

In connection with our determination of the fair value of our Auction Rate Securities (“ARS”), we have considered the input from several independent parties to assist us including: i) valuation specialists; ii) a trading firm as to activity (volume and pricing) on the relatively illiquid secondary markets; and iii) treasury and investment advisors. However, the ultimate determination of fair value was made by our management and not in reliance upon the authority of, or in reliance upon any of these independent parties’ views or opinions. In addition, our fair value determination was not reviewed or passed upon by any of these independent parties. In response to the Staff’s comment, we will revise our disclosure in future filings to indicate that the estimates of fair value of our ARS are attributable to determinations made by management, even though we have used, and may use, third-party valuation specialists to provide valuation inputs to assist in managements’ determination of fair value.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy

                Statement Filed April 29, 2010)

Nominees for Class I Directors

Directors Continuing in Office, page 5

8.	We note your disclosure regarding the experience of each of your directors and director nominees. Please review your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director. Please seem Item 401(e) of Regulation S-K. Please include this disclosure in future filings.

We believe that the experience, qualifications, attributes and skills that led to our conclusion that the relevant person should serve as a director, in light of our business and structure, are adequately disclosed in the Form 10-K. Such disclosure is typically summarized in the last sentence or two of the relevant director’s biography. By way of example, in the description of director Scot Land’s experience, we state that “Mr. Land brings experience as a former CEO as well as management and board experience within the Company’s industry. He also has experience as a public company board member.” There are comparable disclosures in each of the director or director nominee’s biographies. We believe it is clear to the reader that it is the mix of each director’s overall experience that has led to our conclusion that he or she should serve as a director, a point which we believe is clear in the existing disclosure. Nevertheless, we propose that we will revise our disclosure in future filings to make it more explicit that these attributes are what led to our conclusion that the particular director or nominee.

United States Securities & Exchange Commission

January 19, 2011

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 29, 2010)

Executive Officer Compensation

Determination of Compensation

Benchmark data, page 13

9.	We note that historically, the Compensation Committee has utilized the services of a compensation consultant on an annual basis to compare your executive compensation program with those of public companies in the Pacific Northwest with revenues of less than $100 million but that a compensation consultant was not engaged by the Compensation Committee in 2009. In light of the fact that your Board of Directors and your Compensation Committee determined the executive salaries would not be changed in 2009 from 2008, it appears that information on 2008 executive compensation is material. Therefore, please disclose the names of the specific companies in your peer group and tell us where your compensation fell within that range. Please include this disclosure in future filings.

We respectfully submit that we do not believe information on 2008 executive compensation is material with respect to 2009 compensation, or that this information or benchmarking data is material to an investor’s understanding of our business and operations, or otherwise required, for the following reasons:

a)	As a smaller reporting company, we are eligible for, and have chosen to follow Item 402(o) of Regulation S-K. As such, 402(o) only requires registrants to provide narrative disclosure to the summary compensation table rather than the more detailed compensation discussion and analysis (in particular the benchmarking data) required of other registrants by Item 402(b).

b)	While we did hire a consultant, Applied HR Strategies, Inc. (“HRS”), in 2007, this was only one factor among many that was considered in determining 2008 cash compensation.

c)	The Compensation Committee did not rely on this benchmark data in determining 2009 or 2010 base salaries because the Compensation Committee did not engage a consultant with respect to those years, the 2007 data was not considered current, and (largely due to economic conditions at that time) the Compensation Committee and our Board of Directors elected to leave 2009 and 2010 salaries unchanged from 2007.

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January 19, 2011

d)	As we have noted in our disclosure, the Compensation Committee does not target any particular point or range in the data, but instead uses it to obtain a better general sense of what is competitive at the time. For discussion purposes and pursuant to your request, we have attached as Exhibit A to this letter the list of companies that HRS used. This list is comprised of a group of public technology companies based in the United States Pacific Northwest with annualized revenues up to $100 million. HRS concluded that the annual base salary of each of our Chief Executive Officer, Chief Financial Officer and Vice President, North American Sales as in effect in December 2007 was at approximately the 25th percentile among this group. We believe that our existing disclosure captures what is material regarding this process and the role of the benchmarking data.

For these reasons we do not believe that additional disclosure regarding the benchmarking data is required and respectfully propose to omit the specific information requested regarding benchmark data where we have not determined it to be material and have not elected to include it as voluntary disclosure.

Company and individual-specific factors, page 13

10.	We note that for the purposes of evaluating executive officer compensation, the Compensation Committee reviews your financial performance objectives as well as your non-financial performance objectives. Please briefly disclose your performance objectives in 2009 as well as actual results. Please also disclose individual performance objective as well as actual results. Please include this disclosure in future filings.

Our narrative disclosure regarding financial and non-financial performance objectives has been guided by Item 402(o) of Regulation S-K, which does not include the requirements for disclosure of specific items and elements of corporate performance and individual performance or the structure of associated elements of compensation that are set forth in Item 402(b)(2)(v), (vi) and (vii), which appear to be the basis for your request. We believe we have disclosed the material aspects of our bonus, equity and non-equity incentive plans and awards, including the structure of our Annual Executive Bonus Program (AEBP) and Incentive Compensation Plan for Sales as required by Item 402(o). However, in our review based on your comment, we have recognized that the overview information on page 13 of the April 29, 2010 proxy statement does not explicitly refer to these programs as they are described in greater detail on page 14, and we intend to draw this connection more precisely in future filings in order to better ensure that the reference is clear to investors.

United States Securities & Exchange Commission

January 19, 2011

In addition, Instruction 4 to Item 402(b) describes the standard under which registrants may omit disclosure of target levels with respect to specific quantitative or qualitative performance-related factors where the disclosure would cause competitive harm to the registrant. Item 402(o) has no corresponding instruction, which suggests that the same depth of disclosure is not required for companies reporting under 402(o). In the alternative, if this same depth is required, we would expect this same exception to apply and we believe that disclosure of the details you have requested regarding performance objectives, including targets for adjusted net income, would cause substantial economic harm to our competitive position.

Accordingly, we respectfully propose to omit the specific information requested regarding performance objectives where we have not determined it to be material and has not elected to include it as voluntary disclosure.

Incentive Compensation Plan – Sales, page 14

11.	Your sales executives participate in non-equity incentive compensation plans with provisions tailored to the particular individual and, in particular, the cash incentive plans for 2009 for Mr. Stapleton provided for percentage commissions on quarterly revenue and gross margin results of the Company, with no minimum or maximum amounts payable. The Summary Compensation Table on page 12 reveals that Mr. Stapleton’s incentive compensation plan payments of $126,844 represented approximately 44% of his total compensation for 2009. Please expand to explain more specifically the basis on which Mr. Stapleton received $126,844 in incentive compensation. Please describe the provisions that were tailored for Mr. Stapleton’s incentive compensation plan in sufficient detail to explain how such provisions led to $126,844 in 2009 incentive compensation. Disclose the percentage commission rate that Mr. Stapleton earns and the amount of quarterly revenues and gross margin subject to this commission. Tell us, with a view to disclosure, whether the compensation agreement that governs Mr. Stapleton’s commission earnings is the February 17, 2005 letter agreement that entitles him to ten percent of the sales commissions earned by executives who report to Mr. Stapleton.

As with questions 9 and 10 above, as a smaller reporting company reporting under Item 402(o) of Regulation S-K rather than Item 402(b), we believe that the majority of the information requested above is not required because this information is not material to an investor’s understanding of the Company, our business or our operations, including

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January 19, 2011

its compensation programs, and it is not required under Item 402(o). Our initial disclosure includes a description of the material terms of non-equity incentive plan awards, including a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule as required by Item 402(o), but does not include the more detailed disclosure requirements of Item 402(b) regarding the structure and elements of these awards. While the incentive portion of Mr. Stapleton’s compensation may seem high in comparison to our other executives, this structure is not unusual for a sales position where the expectation is that a large part of compensation is tied to revenue production. Further detail would not provide material insight for our investors.

With regard to your question about the February 17, 2005 letter agreement (the “Letter Agreement”), this is the only agreement between the Company and Mr. Stapleton with regard to his commission earnings, however, it does not contain all of the terms of his compensation. The Letter Agreement was a required disclosure, which only discussed a few specific details related to Mr. Stapleton’s employment. There are other terms relevant to all sales employees that are included in our employee handbook and Incentive Compensation Plan for Sales.

Notwithstanding the above, we have reviewed our disclosure regarding our VP of Sales (a Named Executive Officer) and in future filings we propose that we will provide further detail on the non-equity incentive plan, while still protecting those aspects of the plan that contain information that poses a risk of competitive harm. Given that much of that plan contains competitively sensitive information, and since Mr. Stapleton is no longer employed by us, we believe that any additional information on his compensation that we could disclose without causing competitive harm, would not be material to an investor’s understanding of our business or its operations, including our compensation programs, and we request that we be permitted to add additional detail on a go forward basis only.

Exhibits 31.1 and 31.2

12.	We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Please note that the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title. This comment also applies to your Forms 10-Q.

United States Securities & Exchange Commission

January 19, 2011

We have noted these comments and will ensure that for future filings, the certifying individual’s title is not included at the beginning of the certifications.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (425) 519-5254.

Sincerely,

/s/ Scott C. Mahan

Scott C. Mahan
Chief Financial Officer

United States Securities & Exchange Commission

January 19, 2011

EXHIBIT A

Public technology companies based in the Pacific Northwest with annual revenue of $100 million or less

AVI BioPharma, Inc.

BSQUARE

Captaris

Celebrate Express, Inc.

Cell Therapeutics, Inc.

Concur Technologies

Corillian Corporation

Data I/O, Inc.

Dendreon, Inc.

Digimarc Corporation

Dwango North America Corp.

Eden Biosciences, Inc.

HouseValues, Inc.

ICOS Corporation

Insightful Corporation

Key Technology, Inc.

LION, INC.

Loudeye, Inc.

Lumera, Inc.

Marchex, Inc.

Nastech Pharmaceutical Company

Onvia, Inc.

Onyx Software Corporation

Poniard (formerly NeoRx) Corporation

Schmitt Industries, Inc.

Scolr Pharma, Inc.

Seattle Genetics

Sonus Pharmaceuticals, Inc.

Synthetech Inc

Targeted Genetics

TietoEnator Majiq, Inc.

WatchGuard Technologies, Inc.